

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

<u>Via E-mail</u>
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Current Report on Form 8-K**
> **Filed February 10, 2012**
> **File No. 000-54258**

Dear Mr. Peterson:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 8-K. For example, we note that the audited financial statements for GrowOp Technology Ltd. for the fiscal year ended December 31, 2010 do not contain an auditor report and that you have not filed the unaudited pro forma combined financial information of Terra Tech Corp. and its wholly-owned subsidiary, GrowOp Technology Ltd.

We will not perform a detailed examination of your filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc: Thomas E. Puzzo, Esq.